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                                                              SEC FILE NUMBER
                                                                  0-11502
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                                                                CUSIP NUMBER
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                   U.S. SECURITIES AND EXCHANGE  COMMISSION
                            WASHINGTON, D.C.  20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

(CHECK One): [ ] Form 10-K    [ ] Form 20-F    [ ] Form 11-K    [x] Form 10-Q     [ ] Form N-SAR

For Period Ended:  December 31, 1997
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[ ]  Transition Report on Form 10-K
[ ]  Transition Report on Form 20-F
[ ]  Transition Report on Form 11-K
[ ]  Transition Report on Form 10-Q
[ ]  Transition Report on From N-SAR

For the Transition Period Ended:
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 Read Instruction (on back page) Before Preparing Form.  Please Print or Type

   Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
                                              ----------------------------------

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PART 1 - REGISTRANT INFORMATION

Boettcher Western Properties III Ltd.
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Full Name of Registrant


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Former Name if Applicable

77 West Wacker Drive
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Address of Principal Executive Office (Street and Number)

Chicago, Illinois  60601
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City, State and Zip Code
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PART II - RULES 12b-25(b) (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

 [x] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense:

 [x] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date: and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed).

Subsequent to the expiration of Boettcher Western Properties III Ltd.'s (the "Partnership") 10-Q reporting period, certain material events occurred with regard to the proposed sale of Venetian Square Shopping Center (the "Property"). As the Property is the sole remaining asset of the Partnership, the Partnership expects that the occurrence of these events will necessitate significant changes in the Partnership's 10-Q for the fiscal quarter ended December 31, 1997.

The Partnership is concluding negotiations to consummate the sale of the Property. On January 9, 1998 the Managing General Partner obtained a verbal extension of the mortgage financing of the Partnership's first mortgage secured by the Property.

On February 6, 1998, the Partnership entered into a Second Amendment to the Purchase Agreement and Assignment and Assumption pursuant to which the original purchaser assigned its rights and obligations under the original purchase and sale agreement, as amended, to a new purchaser. The new purchaser made an additional earnest money deposit of $90,000 and the purchase price of the Property was reduced by $300,000, and the sales commission was reduced by 4%. The sale is currently scheduled to close on February 13, 1998.

Due to the fact that the Partnership is involved in ongoing closing procedures up to the date of its 10-Q filing deadline, the Partnership could not, without unreasonable effort and expense, update its 10-Q in a manner sufficient to meet both its disclosure obligations and the filing deadline.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

           Debbie Hickey                    312                   574-5383
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              (Name)                    (Area Code)          (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no,
     identify report(s).                                          [x] Yes [ ] No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?                                                     [ ] Yes [x] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                     Boettcher Western Properties III Ltd.
         ------------------------------------------------------------
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date       2/13/98              By /s/ Thomas M. Mansheim
    ---------------------          --------------------------------------------
                                         Treasurer, BPL Holdings, Inc.
                                   (Principal Financial and Accounting Officer
                                              of the Partnership)

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

----------------------------------ATTENTION-------------------------------------
   Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (See 18 U.S.C. 1001).
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                             GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 or Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) or Regulation S-T.